SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2017

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

CALL NOTICE

The shareholders of Ambev S.A. (the “Company”) are invited to attend the Ordinary and Extraordinary General Meetings to be held on April 28, 2017, at 2:00 p.m., at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1,017, 4th floor, Itaim Bibi, in the City and State of São Paulo, to resolve on the following agenda:

(a)                Ordinary General Meeting:

(i)                 analysis of the management accounts, with examination, discussion and voting on the financial statements related to the fiscal year ended December 31, 2016;

(ii)               allocation of the net profits for the fiscal year ended December 31, 2016 and ratification of the payment of interest on own capital and dividends related to the fiscal year ended on December 31, 2016, approved by the Board of Directors at meetings held on June 24, 2016, October 19, 2016, December 1st, 2016 and December 22, 2016;

(iii)             definition of the number of members that will compose the Board of Directors and election of the effective members and alternates of the Board of Directos of the Company, in accordance with the Company’s by-laws, for a term in office until the Ordinary General Meeting to be held in 2020;

(iv)             election of the members of the Company’s Fiscal Council and their respective alternates for a term in office until the Ordinary General Meeting to be held in 2018; and

(v)               establishing the overall compensation of the management and of the members of the Fiscal Council for the fiscal year of 2017.

(b)               Extraordinary General Meeting:

(i)                   examination, discussion and approval of the terms and conditions of the Protocol and Justification of the Merger with and into Ambev S.A. of Cachoeiras de Macacu Bebidas Ltda. (“Cachoeiras de Macacu”), entered into by the Company, as quotaholder of Cachoeiras de Macacu, and the managers of the Company (the “Merger”);

(ii)                 ratification of the contracting of the specialized firm APSIS Consultoria e Avaliações Ltda. to prepare the valuation report of the net equity of Cachoeiras de Macacu, based on its book value, for purposes of sections 227 and 8th of Law No. 6,404/76 (“Valuation Report”);

(iii)               approval of the Valuation Report;

(iv)               approval of the Merger; and

(v)                 authorization to the Company’s Board of Officers to perform all acts necessary for the consummation of the Merger.

General Information:

-       According to Articles 3rd of CVM Ruling No. 165/91 and 4th of CVM Ruling 481/09, the minimum percentage of participation in the Company’s voting capital required for the application of the multiple vote process provided for in Articles 141 of Law No. 6,404/76 and 1st of CVM Ruling No. 165/51 is five percent (5%).

-       The Company informs its shareholders that on March 2, 2017 the following documents were published on the newspapers “Diário Oficial do Estado de São Paulo” and “Valor Econômico”: (i) annual management report; (ii) financial statements regarding the fiscal year ended on December 31, 2016; (iii) report of the independent accountant’s opinion; and (iv) Fiscal Council’s opinion.

-       The documents and information referred to above and those listed in CVM Ruling No. 481/09 were presented to the Comissão de Valores Mobiliários – CVM (“CVM”) by means of its Information System Empresas.Net, in accordance with Article 6th of such Ruling, and are available to the shareholders at the Company’s headquarters, on its Investor Relations website (www.ri.ambev.com.br), and on BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros and CVM websites (www.bmfbovespa.com.br and www.cvm.gov.br, respectively).

-       The shareholder or its legal agent must present valid identification in order to vote at the Ordinary and Extraordinary General Meetings. Proxies containing special powers for representation in the general meeting shall be deposited at the Company’s headquarters (att. Pedro de Abreu Mariani, Chief Legal Officer), at least three (3) business days prior to the date scheduled for the meetings.

-       Shareholders taking part in the BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros Registered Stocks Fungible Custody that plan on attending the Ordinary and Extraordinary General Meetings shall submit a statement containing their respective stock ownership, issued by qualified entity, within forty-eight (48) hours prior to the meetings.

-       Finally, the Company informs that it will adopt the distance voting procedure provided for in CVM Ruling No. 561/15, the application of which became mandatory on January 1st, 2017 for companies that, on April 9, 2015, had at least one class of shares included in the Index Brasil 100 or in the IBOVESPA index of BM&FBOVESPA, such as the Company.  For more information on the distance voting proceedures, refer to item 12 of the Company’s Reference Form.

São Paulo, March 29, 2017.

Victorio Carlos De Marchi

Co-Chairman of the Board of Directors

2

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 29, 2017

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer